Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For September 22, 2005

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

NEWS RELEASE

Gallaher Group Plc to acquire Cita Tabacos de Canarias SL

Gallaher Group Plc announces that it has agreed that an overseas subsidiary is to acquire 100% of Cita Tabacos de Canarias SL and its group companies (“CITA”). As part of the transaction, Gallaher will acquire 100% of Tabacos Canary Islands SA (“TACISA”) and Tabacos La Nubia SL (“LA NUBIA”). The total consideration will be some €85mn in cash and the Group will also assume CITA’s debt of some €20mn.

CITA’s principal interests comprise the manufacture, distribution and sale of cigarettes and cigars in the Canary Islands, Spanish Peninsula and Portugal.

For the transaction to take effect, Agrupacion Tabaquera Insular Canaria SA, a Spanish company owned by the Zamorano family, and Altadis SA undertake to sell each of their 50% stakes in CITA to Gallaher Canarias SA. CITA and Altadis currently each own 50% of TACISA (a cigarette manufacturing operation based in the Canary Islands, principally conducting contract manufacture for third parties). Altadis undertakes to sell its 50% share of TACISA to CITA so that TACISA will be a wholly-owned subsidiary of CITA on completion. Concurrently, the Zamorano family will also sell 100% of LA NUBIA (a small cigar manufacturer) to Gallaher Canarias SA.

The deal is conditional on obtaining regulatory clearances from competition authorities.

The acquisition will enhance Gallaher’s strategy of creating value for investors through the development of a balanced portfolio of interests in established and emerging markets. Gallaher’s brand portfolio will benefit from the addition of CITA’s broad range of cigarette brands, which include Coronas, American Jean’s and Krüger. The Group’s cigar portfolio will be enhanced by the inclusion of CITA’s core cigar brands, Victoria, Alvaro, Rex and Coronas Reserva. These positions will complement Gallaher’s existing operations, enabling the Group to achieve revenue and cost synergies over time.

Continued/…

Following completion, Gallaher plans to combine its existing commercial operations with those of CITA, to continue to benefit from local production in the Canary Islands, and to increase investment behind CITA’s key brands. The Group will work closely with the management and employees of the acquired companies so as to strengthen the combined operations going forward.

Gallaher expects that in the first full year of ownership, on an adjusted basis, the acquisition should be EPS enhancing and the post-tax cash flow return on invested capital will exceed Group WACC of 7%. Under local GAAP, depreciation for the acquired companies in 2004 was over €4mn.

Commenting on the transaction, Nigel Northridge, chief executive of Gallaher, said: “I am delighted that we are acquiring CITA. The company fits well with Gallaher’s European operations. It is an attractive deal, bringing new brands to the Group which will strengthen our positions in appealing markets.”

22 September 2005

For further information, contact:

Claire Jenkins, director, investor relations	Tel: 01932 859 777

Anthony Cardew, Cardew Group	Tel: 020 7930 0777

Notes to editors:

–	In 2004, CITA sold some 5.4bn cigarettes (2003: some 5.6bn) and 124.9mn cigars (2003: 117.1mn). TACISA manufactured 4.1bn cigarettes in 2004 (2003: 4.9bn) and LA NUBIA manufactured 6.7mn cigars (2003: 5.8mn).

–	In the first half of 2005, led by its main cigarette brand Coronas Blond, CITA held cigarette market shares of: 4.2% in the Spanish Peninsula; 18.2% in the Canary Islands; and, 1.4% in Portugal. In the same period, Gallaher’s cigarette market shares were: 1.9% in the Spanish Peninsula; 7.8% in the Canary Islands; and, 1.4% in Portugal.

–	The approximate sizes of the cigarette markets in the Spanish Peninsula, Canary Islands and Portugal are 91bn, 5.7bn and 16.4bn respectively.

–	In 2005 H1, mainly through its core cigar brands Victoria, Alvaro, Rex and Coronas Reserva, CITA had 9.6% of the cigar market in the Spanish Peninsula.

–	Gallaher has transferred all the acquired trademarks in North, South and Central America to Reynolds American, Inc., in return for full indemnities relating to any potential smoking and health claims regarding CITA’s historic sales in the US (of some 2.9bn cigarettes between 1995 and 2004).

–	Gallaher Group Plc, the international tobacco manufacturing and wholesale company with headquarters in the UK, has leading positions in Austria, Germany, Kazakhstan, the Republic of Ireland, Russia, Sweden and the UK. Gallaher's comprehensive brand portfolio includes Benson & Hedges, Silk Cut, Mayfair, Sovereign, Sobranie, Dorchester, Troika, LD, Memphis, Meine Sorte, Ronson, Blend, Hamlet, Old Holborn, Amber Leaf and Condor.

The Gallaher Group employs over 11,000 people, with manufacturing plants in Austria, Kazakhstan, Poland, Romania, Russia, South Africa, Sweden, Ukraine and the UK. Gallaher's shares are listed on the London Stock Exchange and its ADRs are traded on the New York Stock Exchange.

Cautionary statement

This announcement includes ‘forward-looking statements’ within the meaning of the US securities laws. All statements other than statements of historical fact included in this announcement, including, without limitation, statements regarding Gallaher's anticipated benefits from the acquisition, future financial position, strategy, projected results, plans, projects to enhance efficiency, the successful integration of the acquisition into our Group, objectives of management for future operations and effects of restructuring activities, may be deemed to be forward-looking statements. Although Gallaher believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors could cause actual results to differ materially from Gallaher's expectations including, without limitation, changes in general economic, political or commercial conditions, foreign exchange rate fluctuation, interest rate fluctuations (including those from any potential credit rating decline), competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in integrating acquisitions and joint ventures, production or distribution disruptions, difficulty in managing growth, declining demand for tobacco products, increasing dependence on sales in the CIS and other emerging markets, changes in the supply of tobacco and non-payment of receivables by our distributors as well as other uncertainties detailed from time-to-time in Gallaher's public filings and announcements. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time-to-time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Jacky Stockman
	Name:	Jacky Stockman
Date: September 22, 2005	Title:	Programme Manager, Investor Relations